SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No.1 )*

                               NETCRUISE.COM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   64110S 10 1
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                                 (CUSIP Number)

Joseph   Perri   895   4th   Avenue   Brooklyn,    NY   11232   (718)   768-5700
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 With a copy to:
                             William J. Davis, Esq.
                             Scheichet & Davis, P.C.
                           505 Park Avenue, 20th Floor
                               New York, NY 10022
                                 (212) 688-3200

                                October 25, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  64110S 10 1
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     1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS:  Joseph Perri
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  [_]
                                          (b)  [X]
                                               -
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     3   SEC USE ONLY
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     4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                         PF
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION                       New York
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     7    SOLE VOTING POWER                      15,758,912 (see Item 5)
     NUMBER OF             ----------------------------------------------------
       SHARES      8    SHARED VOTING POWER                         NONE
  BENEFICIALLY             --------------------------------------------------
  OWNED BY EACH    9    SOLE DISPOSITIVE POWER     15,758,912 (see Item 5)
      REPORTING             -------------------------------------------------
  PERSON   WITH    10   SHARED DISPOSITIVE POWER           NONE
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                      15,758,912 (see Item 5)
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    [_]
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     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            55.5% (see Item 5)
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     14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                   IN
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Item 1.  Security and Issuer.
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     The class of equity  securities  to which  this  statement  relates  is the common stock, par value $.0001 per share (the "Common Stock") of netcruise.com, inc., a New Jersey corporation (the "Issuer"), shares of which were acquired by the Reporting Person on October 25, 2000. The Issuer's principal executive offices are located at 2401 Morris Avenue, Union, NJ 07083.

Item 2.  Identity and Background.
--------------------------------------------
     (a) - (b) The person filing this Schedule is Joseph Perri, an individual (the "Reporting Person"). The Reporting Person's home address is 10 Whitwell Place, Staten Island, NY 10304.

     (c) The Reporting Person's principal employment is as a private investor with interests in real estate, communications technology and internet companies, at 895 4th Avenue, Brooklyn, NY 11232.

     (d) - (e) At no time during the last five years was the Reporting Person convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)      The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of funds or Other Consideration.
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              The Reporting  Person  acquired Common Stock by purchasing it with his personal funds and by converting Issuer debt, which he had previously acquired with his personal funds, into Common Stock.

Item 4.  Purpose of Transaction.
---------------------------------------------
         On March 1, 2000, in connection with his acquisition of the Common Stock from the Issuer, the Reporting Person entered into an agreement with the Issuer (the "Anti-Dilution Agreement") pursuant to which he obtained an option to maintain his percentage interest in the issued and outstanding Common Stock of the Issuer by purchasing additional shares for a purchase price of $.20



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



per share in the event the Issuer sold or issued additional shares of its Common Stock or other securities convertible into Common Stock.

         On October 25, 2000, in connection with the Issuer's entering into agreements for a private placement of 5,000,000 shares of Common Stock to a third party, the Reporting Person entered into an agreement with the Issuer pursuant to which he agreed to (i) limit his exercise of his rights under the Anti-Dilution Agreement to acquiring 396,904 shares of Common Stock for a cash consideration of $79,381 by reason of the issuance of an aggregate of 595,000 shares of Common Stock to four independent consultants, and (ii) cancel the Anti-Dilution Agreement. In consideration therefor, the Issuer agreed to issue 200,000 shares of Common Stock to the Reporting Person and the Reporting Person converted $200,000 principal amount of outstanding Issuer debt owed to him into 1,000,000 shares of Common Stock.

         Except as set forth above, the Reporting Person has no present plans or proposals which relate to, or would result in the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
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         (a)-(b) The  Reporting  Person has the sole power to vote or direct the disposition of up to 15,758,912 shares of Common Stock. The Reporting Person disclaims beneficial ownership of 1,000 shares of Common Stock owned by his wife.

         (c) The Reporting Person became the beneficial owner of 1,596,904 shares of Common Stock by converting a $200,000 loan he made to the Corporation, for use as working capital, into 1,000,000 shares at a conversion price of $.20 per share, by purchasing 396,904 shares for a purchase price of $.20 per share and by having been issued an additional 200,000 shares by the Issuer. As a result of these transactions, the Reporting Person became the beneficial owner of 55.5% of the issued and outstanding shares of outstanding Common Stock as of October 25, 2000. All of the 15,758,912 shares of Common Stock beneficially owned by the Reporting Person are owned directly of record.

         No other transactions in common stock were effected by the Reporting Person during the past 60 days.




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


         (d) No person other than the Reporting Person herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

None.

                                                      SIGNATURE
                                                --------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2000

                                                              /s/ Joseph Perri
                                                                  Joseph Perri




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